UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

SUMITOMO KINZOKU KOGYO KABUSHIKI GAISHA

(Name of Subject Company)

SUMITOMO METAL INDUSTRIES, LTD.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

NIPPON STEEL CORPORATION

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Tsuyoshi Harada Head of Department Legal Department Nippon Steel Corporation 6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan Tel: +81-3-6867-2532

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	English translation of “Execution of Master Integration Agreement between Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.”, dated September 22, 2011[1].

2	English translation of “Nippon Steel and Sumitomo Metals name the CEO and COO of Nippon Steel & Sumitomo Metal Corporation”, dated March 2, 2012[2].

3	English translation of “Execution of Final Agreement regarding Business Integration between Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.”, dated April 27, 2012[3].

4	English translation of “Nippon Steel Announces an Amendment to its Articles of Incorporation Related to its Trade Name and Other Provisions”, dated April 27, 2012[3].

5	English translation of “Nippon Steel and Sumitomo Metals Nominate Members of the Board of Directors and Corporate Auditors of Nippon Steel & Sumitomo Metal Corporation”, dated April 27, 2012[3].

6	English translation of “Notice of the Annual General Shareholders’ Meeting for the 89th Period”, dated June 4, 2012.

7	English translation of “Report of the 89th Period” of Sumitomo Metal Industries, Ltd. (appendix to “Notice of the Annual General Shareholders’ Meeting for the 89th Period”).

8	English translation of “87th Term Report” of Nippon Steel Corporation (appendix to “Notice of the Annual General Shareholders’ Meeting for the 89th Period”).

(b) Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the documents included as Exhibits 1, 2, 3, 4, 5, 6, 7 and 8.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

Nippon Steel Corporation has filed with the Commission a written irrevocable consent and power of attorney on Form F-X on September 22, 2011.

[1]	Previously furnished to the Commission as part of Form CB on September 22, 2011.
[2]	Previously furnished to the Commission as part of Form CB on March 2, 2012.
[3]	Previously furnished to the Commission as part of Form CB on April 27, 2012.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIPPON STEEL CORPORATION

By:	/s/ Tatsuro Shirasu
Name: Tatsuro Shirasu
Title: Director and General Manager General Administration Div.

Date: June 4, 2012